# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: System1, Inc., CIK 0001805833
CUSIP: 87200P109
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4235 Redwood Avenue, Marina Del Rey, California (CA), 90066
Date of event which requires filing of this statement: 12/01/2025
Filed by CIK 0001704720
Persons authorized to receive notices and communications: Bryan D. Coy, 1701 Village Center Circle, Las Vegas, Nevada (NV), 89134, 702-323-7330

## Reporting persons
- Cannae Holdings, Inc. (CIK 0001704720): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 356,797; sole dispositive power 0; shared dispositive power 356,797; aggregate amount beneficially owned 356,797 (4.4% of the class); the aggregate amount excludes certain shares
  Comment: The calculation in this Amendment No. 9 of the percentage of Class A common stock outstanding beneficially owned by a Reporting Person or a Schedule A Person is based on 8,128,321 shares of Class A common stock outstanding as of October 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.
- Cannae Holdings, LLC (CIK 0001546148): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 356,797; sole dispositive power 0; shared dispositive power 356,797; aggregate amount beneficially owned 356,797 (4.4% of the class); the aggregate amount excludes certain shares
  Comment: The calculation in this Amendment No. 9 of the percentage of Class A common stock outstanding beneficially owned by a Reporting Person or a Schedule A Person is based on 8,128,321 shares of Class A common stock outstanding as of October 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: System1, Inc.
Address of issuer's principal executive offices: 4235 Redwood Avenue, Marina Del Rey, California (CA), 90066
Comment: This Amendment No. 9 ("Amendment No. 9") amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc. ("CHI") and Cannae Holdings, LLC ("CHL") (each individually a "Reporting Person" and collectively, the "Reporting Persons") on February 7, 2022, and amended on April 21, 2022, May 23, 2022, March 14, 2023, November 17, 2023, December 4, 2023, March 15, 2024, March 25, 2025 and November 12, 2025 ("Amendment No. 8" and as amended thereafter from time to time, the "Schedule 13D") and relates to the Class A common stock, par value $0.0001 per share ("Class A common stock"), of System1, Inc. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each defined term used but not defined in this Amendment No. 9 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

On December 1, 2025, Cannae Holdings, LLC sold 2,344,482 shares of Class A common stock of the Issuer for $4.2565 per share, or approximately $10.0 million in the aggregate, in a privately negotiated transaction pursuant to a Stock Purchase Agreement dated November 24, 2025. Cannae Holdings, LLC received $5.2 million of the aggregate sales price at closing and a note receivable for the remaining approximately $4.8 million of proceeds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is supplemented as follows:

Information as of November 25, 2025 with respect to the Schedule A Persons is set forth on Schedule A hereto and is incorporated herein by reference.

The responses of the Reporting Persons to rows 7 through 13 and the related "Comments for Type of Reporting Person" of the cover pages to this Amendment No. 9 and are incorporated herein by reference into this Item 5 as of the date of this Amendment No. 9.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is supplemented as follows:

Information as of November 25, 2025 with respect to the Schedule A Persons is set forth on Schedule A hereto and is incorporated herein by reference.

The responses of the Reporting Persons to rows 7 through 13 and the related "Comments for Type of Reporting Person" of the cover pages to this Amendment No. 9 and are incorporated herein by reference into this Item 5 as of the date of this Amendment No. 9.
Transactions in the class effected during the past sixty days: The Reporting Persons have effected a transaction in Class A common stock during the past 60 days as disclosed in Item 4 of this Amendment No. 9 which is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Information as of November 25, 2025 with respect to the Schedule A Persons is set forth on Schedule A hereto and is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date of this Amendment No. 9, the Reporting Persons are not the beneficial owners of more than five percent of the Class A common stock of the Issuer. Further, the Reporting Persons may no longer be deemed to be part of a group within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns more than five percent of the Class A common stock of the Issuer as a result of their withdrawal from the Shareholder Agreement in accordance with the terms thereof.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is supplemented as follows:

The information required by this Item 6 is set forth in Item 4 of this Amendment No. 9 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: SCHEDULE A

## Signatures
- Cannae Holdings, Inc.: Cannae Holdings, Inc., Bryan D. Coy, Chief Financial Officer (12/02/2025)
- Cannae Holdings, LLC: Cannae Holdings, LLC, Bryan D. Coy, Managing Director and Chief Financial Officer (12/02/2025)